

September 8, 2014

Via E-mail
Sean Whelan
Chief Financial Officer
Diplomat Pharmacy, Inc.
4100 S. Saginaw St.
Flint, MI 48507

      Re: Diplomat Pharmacy, Inc.
              Amendment No. 1 to
              Registration Statement on Form S-1
              Filed August 19, 2014
              File No. 333-197224

Dear Mr. Whelan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have submitted a request for confidential treatment of portions of certain exhibits. We will provide any comments on your confidential treatment request and the related disclosure in one or more separate comment letters.

Business, page 70

2. We note your response to our prior comment 9. However, it is not clear to us that adherence rates are necessarily indicative of improved patient outcomes. Please revise your disclosure throughout the prospectus to remove claims of improved patient outcomes if you do not track this information and cannot verify that your services result in improved outcomes for your customers. If you wish, you may state your opinion that there is generally a relationship between patient adherence and patient outcomes, but you

must make clear that you do not monitor this information or have evidence to substantiate such claims concerning your customers.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

11. Capital Stock, page F-21

3. In your response to prior comment 27 you acknowledge that for the purposes of ASC 480 the indefinite deferral in ASC 480-10-65 is no longer applicable but for reasons outlined in your response you believe that recasting your previously issued private company financial statements is not needed. In order to evaluate your response, please provide us with a complete materiality analysis to support your conclusion for each of the periods presented. Refer to SAB Topic 1:M (SAB 99).

2. Business Acquisitions, page F-36

4. Please tell us how you determined that 10 years was an appropriate useful life for the patient relationship intangible assets acquired in your MedPro and AHF acquisitions.

3. Fair Value Measurements, page F-39

5. Please tell us why your liabilities for contingent consideration are not included in your recurring basis fair value disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Michael S. Ben, Esq.
        Honigman Miller Schwartz and Cohn LLP
        2290 First National Building
        660 Woodward Avenue
        Detroit, MI 48226-3506